UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2026

Scott G. Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, Suite A
San Rafael , California 94901

Re: Ekso Bionics Holdings, Inc.
Revised Preliminary Information Statement
Filed April 3, 2026
File No. 001-37854

Dear Scott G. Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Austin March